SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter we sent to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a discloseable event/information.	5

Exhibit 1

July 31, 2009

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Dear Sirs/Mesdames:

On September 16, 2008, we disclosed that Philippine Long Distance Telephone Company (“PLDT”)(PSE:TEL)(NYSE:PHI) signed with ProtoStar Ltd. (“ProtoStar”), a Bermuda company engaged in the satellite business, an agreement for an option to subscribe to US$27.5 million worth of ProtoStar Series C Preferred Shares and an Agreement for Space Segment Services under which PLDT would make a prepayment of US$27.5 million for the use of C-band transponders on the ProtoStar I satellite. Under the latter agreement, when the payment is made, ProtoStar is obligated to provide service on five (5) C-band transponders on its ProtoStar I satellite from 2011 to 2017.

Subsequently, on May 15, 2009, we disclosed that PLDT formally notified ProtoStar of PLDT’s decision not to exercise its option to subscribe to US$27.5 million worth of ProtoStar Series C Preferred Shares, and that the Agreement for Space Segment Services between ProtoStar and PLDT remains effective. ProtoStar earlier received from PLDT the amount of US$27.5 million as priority deposit under the Agreement for Space Segment Services to secure for PLDT first priority for the use of C-band transponders on the ProtoStar I satellite.

We now disclose that on July 30, 2009, PLDT obtained information from news reports and from the website of Kurtzman Carson Consultants LLC (www.kccllc.net) that on July 29, 2009, ProtoStar and its affiliates ProtoStar Satellite Systems, Inc., ProtoStar I Ltd., ProtoStar II Ltd., ProtoStar Development Ltd. and ProtoStar Asia Pte. Ltd. each filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. The cases are pending before the United States Bankruptcy Court for the District of Delaware.

In its voluntary petition, ProtoStar disclosed that PLDT is the largest unsecured creditor for the amount of US$27.5 million. ProtoStar further stated in its petition that ProtoStar estimates that it will have funds available for distribution to unsecured creditors.

Exhibit 1

PLDT will engage counsel to represent it in the bankruptcy proceedings and will actively participate in such proceedings to protect its rights and interests as a creditor of ProtoStar and under the Agreement for Space Segment Services under which ProtoStar is bound to provide service on five (5) C-band transponders on the ProtoStar I satellite from 2011 to 2017.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary & General Counsel

Page 2 of 5

Exhibit 1

July 31, 2009

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith SEC Form 17-C updating our disclosure dated May 15, 2009.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  July 31, 2009

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________________________________________________________________________________________________________________________________________

Exhibit 1

11. Item 9 - Other events

Further to our disclosure dated May 15, 2009, attached is a copy of our letter dated July 31, 2009 to the Philippine Stock Exchange regarding the following: (a) the filing by ProtoStar Ltd. (“ProtoStar”) and five affiliates of voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware; (b) the disclosure by ProtoStar that the Philippine Long Distance Telephone Company (PLDT) is its largest unsecured creditor for the amount of US$27.5 million and ProtoStar’s estimate that it will have funds available for distribution to unsecured creditors; and (c) PLDT’s plan to engage counsel to represent it in the bankruptcy proceedings and to actively participate in such proceedings to protect its rights and interests as a creditor of ProtoStar and under the Agreement for Space Segment Services under which ProtoStar is bound to provide service to PLDT on five (5) C-band transponders on the ProtoStar I satellite from 2011 to 2017.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 31, 2009